Exhibit 99.1

XChange TEC.INC Announces Receipt of Nasdaq Notification of Regaining Listing Compliance

SHANGHAI, Aug. 15, 2024 /PRNewswire/ -- XChange TEC.INC (NASDAQ: XHG) (the “Company”), today announced that it received two letters, dated August 12 and 14, 2024, respectively, from The Nasdaq Stock Market (“Nasdaq”) notifying the Company that it had regained compliance with the requirement to maintain a minimum bid price of $1 per share as set forth under Nasdaq Listing Rule 5450(a)(1) for continued listing on The Nasdaq Global Market (the “Bid Price Rule”).

As previously announced by the Company via a press release on April 9, 2024, the Company received a notice from Nasdaq dated April 3, 2024, stating that the Company was not in compliance with the Bid Price Rule. However, Nasdaq Listing Rule 5810(c)(3)(A) provides the Company a compliance period of 180 calendar days, during which if the closing bid price of the Company’s American Depositary Shares (“ADSs”) is at least $1.00 per ADS for a minimum of ten consecutive business days, Nasdaq would provide a written confirmation of compliance.

On August 12, 2024, in connection with its previous request of appeal of the delisting determination by Nasdaq, the Company received a letter from the Nasdaq Office of General Counsel notifying the Company that the Company had regained compliance with the Bid Price Rule and was allowed to continue the listing of the Company’s securities on Nasdaq. On August 14, 2024, the Company received another letter from Nasdaq’s listing qualifications department, which also notified that the Company had regained compliance with the Bid Price Rule, because for the last 28 consecutive business days, from July 5 to August 13, 2024, the closing bid price of the Company’s ADSs had been at $1.00 per ADS or greater.

About XChange TEC.INC

XChange TEC.INC, through its subsidiaries and consolidated variable interest entities, operates insurance agency and insurance technology business. The insurance agency is PRC-licensed and operates nationwide in the PRC with a wide range of insurance products underwritten by major insurance companies, including industry leading and/or state-owned property and casualty insurance companies as well as certain regional property and casualty insurance companies in China. The insurance technology business is focused on operating and developing insurance technology in the PRC, including developing SaaS platform to connect consumers and underwriting support.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. The Company’s actual results may differ materially from those expressed in any forward-looking statements as a result of various factors and uncertainties. The reports filed by the Company with the Securities and Exchange Commission discuss these and other important factors and risks that may affect the Company’s business, results of operations and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

Vivian Shen
ir@qk365.com